UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of November 22, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro to Sell Packaging Business

Oslo(2002-11-22): Norsk Hydro ASA has reached a non-binding agreement in principle to sell the former VAW Flexible Packaging business to Alcan Inc. The transaction forms part of a previously announced divestment program, under which Norsk Hydro so far has reached agreement in principle or completed divestments with an enterprise value in excess of NOK 6 billion.

The sales agreement for Flexible Packaging results from a structured competitive process run by the financial advisor Schroder Salomon Smith Barney. The agreed selling price is approximately Euro 345 million, which represents an enterprise value of Euro 415 million when minority interests are included. The transaction is not expected to result in a significant gain or loss to Norsk Hydro, with the exception of potential currency translation effects at closing (exchange rates per September giving an unrealized loss of Euro 17 million). The amount will be settled in the form of cash and the assumption of debt and pension liabilities.

When announcing its agreement to buy VAW aluminium AG in January this year, Hydro stated that Flexible Packaging was non-core to Hydro Aluminium's operations and that it planned to divest this part of the acquired company.

"We are pleased to have found a solution that, when the transaction is final, will clear the uncertainty about the future for the Flexible Packaging sector, its employees, management and customers," says Hydro Aluminium CEO Jon-Harald Nilsen. "The proposed transaction represents a good industrial solution for Flexible Packaging and an attractive price for Hydro."

Hydro Aluminium will continue to focus on its core areas and will remain a leading European supplier of aluminium foil and rolled products for packaging applications from its Rolled Products business sector.

A definitive agreement will be signed once Norsk Hydro has completed its consultations with the representative employee bodies. The transaction will be subject to clearance by European competition authorities.

Norsk Hydro and Alcan have also reached a related agreement in principle that Alcan will, upon signing for the definitive agreement for the flexible packaging business, waive any alleged pre-emptive rights in relation to the Alunorf Rolling Mill and terminate the related litigation. Alcan had instituted legal proceedings in Germany alleging pre-emptive rights in respect of the VAW 50 percent of Alunorf, triggered by the Hydro acquisition of VAW aluminium AG. Based on this fair solution Hydro look forward to working with Alcan to achieve mutually beneficial improvements in the operations in Alunorf, a world benchmark rolling mill.

VAW Flexible Packaging is focusing on flexible packaging solutions for a wide variety of end use customers. At the end of last year the operation employed approximately 5,400 people. Flexible Packaging generated net sales of Euro 637 million and EBITDA of Euro 51 million in 2001. (Euro 676 million and Euro 58 million, respectively, when recently acquired businesses are included on a full-year basis)

Hydro Aluminium is the leading aluminium company in Europe, and one of the top three integrated companies globally.

For further information, see hydro.com.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

November 22, 2002